We are entering the AI era, an evolution in communication whereby data, analytics, and AI power insights unleash an entirely new tier of creativity. In the 15 seconds I've been talking, there's been over 11 million tweets, 3 million TikToks, and 1 million Instagram posts. It's not about what happened yesterday, or even a few hours ago.

It's about what is shaping our culture now. That's why businesses are using RAD AI. To track this real world, real time data and find their target customer and create content that resonates with their audience. In other words, we help brands find new audiences and boost content ROI. And this is all done faster, smarter, and without the inherent bias of outdated methods.

Welcome to the world of AI informed communication. Welcome to RAD. AI. RAD. AI does three things for our clients. Find new audiences, identify their real time interests, And use AI to optimize content so it resonates. It's like listening to every social media post across every platform. That's billions of data points being processed.

We've already seen RAD AI disrupt the influencer market by pairing brands with effective talent and AI informed creative strategy. Sweetgreen improved their customer acquisition costs by over 27 percent. Brands like Roman Health saw a 3. 7x ROI. The Black Tux got a 2x ROI. This digital world we live in is filled with a ton of noise, and we always have to find new audiences.

We needed a partner with the actual AI tech to help us understand our audiences and then deliver a great ROI. An example of that is Matt King, an LA based influencer. We had not partnered with him prior to working at AI, and now we know that his audience responds really well, and so that's something Created a different customer acquisition strategy for us and paid social.

We're partnering with the top leaders in marketing and communications to bring our innovation to the largest audiences possible. Fortune 1000 brands are using our technology and innovation to deliver outsize ROI. Their advancements in AI is why I'm so excited to test out the power of this platform.

It's a great platform in some of our upcoming campaigns at L'Oreal. RAD AI's technology and innovation is tested, proven, and delivering the ROI that today's marketplace demands. With over 27 million raised across over 7, 000 investors, we're fueling a mission that goes well beyond our tech. At the heart of RAD AI, you'll find passionate humans that are deeply enrolled in one big mission.

To become the gold standard solution for AI informed communication. The AI era is here. Let's shape it together.